SEC

19006104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37519

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Road, Suite 400, Greensboro, NC 27410
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Navolanic 336 288 6890 x 126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EQ.
RMS

OATH OR AFFIRMATION

I, Joe Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ruth J Nolen
NOTARY PUBLIC
Randolph County, NC
My Commission Expires February 25, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Batchelor, Tillery & Roberts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition for Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2013.

Raleigh, North Carolina
February 26, 2019

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash	$	59,030
Deposit with Clearing Organization		25,000
Accounts Receivable:		
Commissions and Fees		291,199
Stockholders		34,986
Other		38,021
Securities Owned:		
Not Readily Marketable, at Estimated Fair Value		1,700
Prepaid Items		5,791
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $55,607		8,948
TOTAL ASSETS	**$**	**464,675**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	241,804
Accounts Payable, Accrued Expenses and Other Liabilities		30,702
Note Payable to Stockholder		7,020
TOTAL LIABILITIES		**279,526**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		58,518
Retained Earnings		125,293
TOTAL STOCKHOLDERS' EQUITY		**185,149**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**464,675**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2018

Revenues	
Commissions - Listed Securities and Options	$ 131,306
Commissions - All Other Securities	89,029
Sale of Investment Company Shares	259,440
Fees for Account Supervision, Investment Advisory and Other Administrative Services	1,986,468
Other	659,676
TOTAL REVENUES	**3,125,919**
Expenses	
Commissions	2,539,242
Officers' Salaries and Fringe Benefits	125,388
Employees' Compensation	128,887
Payroll Taxes	29,321
Insurance	25,773
Rent	35,849
Depreciation and Amortization	5,763
Regulatory and Exchange Fees	3,677
Office	46,759
Taxes and Licenses	2,109
Settlement Expense	1,000
Other	24,287
TOTAL EXPENSES	**2,968,055**
NET INCOME	**$ 157,864**

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2018	$ 1,338	$ 58,518	$ 115,388	$ 175,244
Net Income	0	0	157,864	157,864
Dividends Paid	0	0	(147,959)	(147,959)
Stockholders' Equity December 31, 2018	$ 1,338	$ 58,518	$ 125,293	$ 185,149

The accompanying Notes are an integral part of these Financial Statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net Income	$ 157,864
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	4,846
Amortization	917
Increase (Decrease) in Operating Assets:	
Commissions and Fees Receivable	15,611
Other Receivables	(9,127)
Prepaid Items	(282)
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(21,011)
Net Cash Provided by Operating Activities	**148,818**
Cash Flows from Investing Activities	
Repayment of Advances to Stockholders	10,534
Purchases of Property and Equipment	(7,500)
Net Cash Provided by Investing Activities	**3,034**
Cash Flows from Financing Activities:	
Dividends Paid	(147,959)
Proceeds from Stockholder Note	29,220
Repayments of Stockholder Note	(22,200)
Net Cash Used by Financing Activities	**(140,939)**
Net Increase in Cash	**10,913**
Cash at Beginning of Year	**48,117**
Cash at End of Year	**$ 59,030**
Supplemental Cash Flows Disclosures:	
Interest Payments	$ 608

The accompanying Notes are an integral part of these Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - The Company records an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2018, therefore no allowance is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $4,846 in 2018.

Website Development – Website development costs are amortized on the straight-line basis over the estimated useful life of the assets.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did not exceed the federally insured limit at December 31, 2018.

Subsequent Events - Subsequent events have been evaluated through February 26, 2019, which is the date the financial statements were available to be issued.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has an investment in a non-publicly traded real estate investment company. The investment consists of less than 1% of the issued common stock of the company. The investment is valued at cost, which approximates management's estimate of fair value.

NOTE 3 - Website Development

The following table represents the website development and related accumulated amortization for the year ended December 31, 2018:

Website Development	$	5,500
Less: Accumulated Amortization		5,500
Unamortized Balance	$	0

Amortization expense was $917 for the year ended December 31, 2018.

NOTE 4 - Leases

The Company leases its Greensboro office under an operating lease agreement which expires July 31, 2023. The Company leases office equipment under an operating lease agreement which expires in 2021. The Company also leases two vehicles under operating leases which expire in 2018 and 2019. Rent expense for the year ended December 31, 2018 was $47,729. Future minimum lease obligations are as follows:

December 31:

2019	$ 61,265
2020	59,421
2021	59,986
2022	58,980
2023	34,895
	$ 274,547

NOTE 5 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $34,986 as of December 31, 2018. In addition, the Company receives fees from Fund Direct Advisors, Inc., a related corporation. Fees earned during 2018 were approximately $53,000.

In February, 2018, the Company entered into a note agreement with one of its stockholders. The note bears interest at 4.16% and is payable in varying monthly installments, maturing in March, 2019. The outstanding balance on the note was $7,020 as of December 31, 2018. Interest paid by the Company on this obligation for the year ended December 31, 2018 was $608.

NOTE 6 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2018.

NOTE 7 - Income Taxes

The Company has elected "S" Corporation status. Accordingly, all tax attributes are passed through to the stockholders for both federal and state income-tax purposes.

(Continued)

NOTE 7 - Income Taxes (Continued)

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2015.

NOTE 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $90,842, which was $72,198 in excess of its required net capital of $18,644. The Company's ratio of aggregate indebtedness to net capital was 3.08 to 1 at December 31, 2018.

Schedule 1

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

(See Accountant's Compilation Report)

Net Capital		
Total stockholders' equity qualified for Net Capital	$	185,149
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		185,149
Deductions and/or Charges:		
Non-allowable assets:		
Certain pending commissions		4,861
Receivables from stockholders and brokers		73,007
Securities not readily marketable		1,700
Property and equipment, net		8,948
Prepaid Items		5,791
		94,307
Net Capital	$	90,842
Aggregate Indebtedness		
Total aggregate indebtedness included in Statement of Financial Condition	$	279,526
Ratio of aggregate indebtedness to net capital		3.08
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	18,644
Minimum dollar net capital requirement	$	5,000

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form -17A-5 as of December 31, 2018.

Intercarolina Financial Services, Inc.

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2018

(See Accountant's Compilation Report)

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Schedule 3

Intercarolina Financial Services, Inc.

Supplemental Schedule of Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2018

(See Accountant's Compilation Report)

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Stockholders
Intercarolina Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Intercarolina Financial Services, Inc. and SIPC, solely to assist you and SIPC in evaluating Intercarolina Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Intercarolina Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2019

INTERCAROLINA FINANCIAL SERVICES, INC.

Schedule of Assessment and Payments

Year ended December 31, 2018

Assessment for December 31, 2018	$	3,266
Less:		
Payment August 18, 2018		(1,556)
Payment February 20, 2019		(1,710)
Balance due March 1, 2019	$	None

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP
Raleigh, North Carolina
February 26, 2019

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2018, pursuant to paragraph k(2)(i) and also paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2018 without exception.

J. Navolanic

Joe Navolanic, President

Feb. 26, 2019

Date